Press Release

CVRD obtains Investment Canada Act approval

Rio de Janeiro, October 19, 2006 – Companhia Vale do Rio Doce (CVRD) announces that it has obtained approval under the Investment Canada Act, in the form of a “net benefit to Canada” ruling from the Canadian Minister of Industry, in connection with its offer to acquire all of the outstanding common shares of Inco Limited (Inco). CVRD has now received all regulatory approvals necessary to complete its all-cash offer.

Commenting on the approval, CVRD’s CEO, Mr. Roger Agnelli, said “We are delighted with this news, which confirms that the Minister of Industry is satisfied that CVRD’s acquisition of Inco will be of net benefit to Canada.” “We have always believed,” Mr. Agnelli added, “that this transaction was good for Inco and for Canada. In fact, we think it is positive for everyone involved – for CVRD, Inco shareholders, employees, suppliers and the provinces and communities in Canada where Inco carries on business. We now look forward to CVRD completing the offer.”

Creation of a Canadian-based Global Nickel Business

In order to demonstrate to the Minister of Industry that its offer will be of net benefit to Canada, CVRD has made commitments to the Minister to establish CVRD`s global nickel business (CVRD Inco) and based it in Toronto, Ontario, with responsibility for the global nickel business of CVRD and a mandate to expand its business as a global leader in the nickel industry.

In furtherance of this mandate, CVRD will transfer management responsibility for its interest in existing and future nickel projects to CVRD Inco, including its interest in the Onça Puma and Vermelho projects in Brazil. CVRD Inco’s global activities will be managed from its Toronto, Ontario head office, which will continue to exercise head office functions and activities with significant Canadian participation, including a Canadian Chief Operating Officer (COO) and a majority of its senior management. There will be no layoffs at Canadian operating facilities for at least three years, and in any event total employment at such facilities will not fall below 85% of current levels.

Acceleration of Voisey’s Bay Development Project

CVRD fully supports the Voisey’s Bay Project and endorses Inco’s obligations under the Voisey’s Bay Development Agreement. CVRD will, following completion of the offer, approach the Government of Newfoundland and Labrador to initiate discussions with respect to CVRD’s desire to accelerate the Voisey’s Bay development project, as described in the Voisey’s Bay Development Agreement, by a period of 12 to 18 months. CVRD believes such acceleration would deliver very substantial economic benefits to Newfoundland and Labrador.

Enhanced Investments in Inco’s Long-term Future

To ensure the long-term, sustained success of CVRD Inco, Canadian expenditures will be increased in a number of areas, including exploration and research and development, for a three-year period. CVRD believes such investments will strengthen CVRD Inco’s position as a leader in the global nickel mining business, and will contribute to ensuring the long-term viability of CVRD Inco’s operations in Sudbury, Ontario, and Thompson, Manitoba. CVRD Inco’s participation in CVRD is expected to provide long-term stability, growth and employment in Canada.

Social and Environmental Responsibility

CVRD is committed to the highest standards of social and environmental responsibility. These responsibilities are important aspects of CVRD’s overall business strategy, permeating CVRD’s entire operation and the whole of its relationship with society. Consistent with this approach, CVRD Inco will increase spending on apprenticeship programs for First Nations, student employment programs and employee recruitment, education, apprenticeship and training programs in Canada for a three-year period. CVRD Inco will increase spending on environmental compliance programs in Canada over that same period.

Continuing Inco’s Contributions to Communities

CVRD’s success as a global company has been supported by close relationships with the local communities where it carries on business. CVRD Inco will maintain its involvement and commitment to the growth of Ontario’s mining cluster, including its membership in the Mineral Industry Cluster Council. CVRD Inco will respect all agreements entered into with provincial governments, local governments, labour unions and aboriginal groups, including the Labrador Inuit Association and the Innu Nation, in Canada. It will also honour all commitments made with regard to the funding of educational institutions, including commitments made with respect to the Centre for Excellence in Mining Innovation at Laurentian University in Sudbury, Ontario.

The expiry time of CVRD’s offer to purchase all of the outstanding common shares of Inco at a price of C$86.00 in cash per share is midnight (Toronto time) on Monday, October 23, 2006.

IMPORTANT INFORMATION

This press release may be deemed to be solicitation material in respect of CVRD’s proposed tender offer for the shares of Inco. On August 14, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and

Exchange Commission (“SEC”). CVRD, if required, will file other documents regarding the proposed tender offer with the SEC.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR COMMON SHARES OF INCO. These documents will be available without charge on the SEC’s website at www.sec.gov. Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O.Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br

Alessandra Gadelha: alessandra.gadelha@cvrd.com.br

Daniela Tinoco: daniela.tinoco@cvrd.com.br

Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br

Theo Penedo: theo.penedo@cvrd.com.br

Virgínia Monteiro: virginia.monteiro@cvrd.com.br

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Comissão de Valores Mobiliários and the U.S. Securities and Exchange.